14048560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 04 2014

SEC FILE NUMBER
8- 32743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vestor Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 S. Riverside Plaza; Suite 1400
(No. and Street)

Chicago, (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William P. McNulty 312-641-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 W. Jackson Blvd, Suite 404, (Address) Chicago, (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

XAB 3/19

3/26/14

OATH OR AFFIRMATION

I, William P. McNulty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vestor Capital Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 28th day of February, 2014.

William P. McNulty
Signature

Treasurer
Title

Janice R. Cope
Notary Public

OFFICIAL SEAL
JANICE R COPE
Notary Public - State of Illinois
My Commission Expires Jun 8, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VESTOR CAPITAL SECURITIES, LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

(FILED PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Managers
Vestor Capital Securities, LLC:

We have audited the accompanying statement of financial condition of Vestor Capital Securities, LLC (the Company) as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Vestor Capital Securities, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Bradford R. Dooley & Associates

Chicago, Illinois
February 28, 2014

VESTOR CAPITAL SECURITIES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

Cash	$ 260,600
Deposits with Broker	25,667
Intangible assets, net of accumulated amortization of $68,950	530,250
Goodwill	160,901
Other Assets	14,996
Total Assets	$ 992,414

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts Payable & Accrued Expenses	$ 13,161
Member's Capital	979,253
Total Liabilities and Members' Capital	$ 992,414

The accompanying notes to the financial statements are an integral part of this statement.

VESTOR CAPITAL SECURITIES, LLC
(A Delaware Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Description of the Company and Nature of Business

Vestor Capital Securities Corporation (Vestor Securities) was incorporated in the State of Illinois on May 31, 2005. Vestor Securities was a wholly owned subsidiary of Vestor Capital Corporation (VCC), the parent company. VCC operated a broker-dealer and investment adviser since its formation in 1984.

Vestor Securities was created to operate as the broker-dealer successor to VCC which was effected by filing a "successor by amendment" as permitted under the Securities Exchange Act of 1934. Effective July 8, 2005, in connection with the reorganization, Vestor Securities acquired substantially all of the assets and liabilities of VCC's broker-dealer operations.

On June 10, 2010, VCC formed a limited liability company in the State of Delaware and effective October 8, 2010, changed its ownership structure from an Illinois corporation to a Delaware limited liability company and changed its name to Vestor Capital Partners, LLC. On the same day, VCC changed Vestor Capital Securities Corporation, its wholly owned subsidiary, to Vestor Capital Securities, LLC, (the Company), a newly formed successor Delaware limited liability company. Pursuant to a request to FINRA, Inc., Vestor Securities was allowed to restructure its former corporate form into the Company. Under the terms of the change in formation, Vestor Securities contributed all of its assets and liabilities to the Company which was granted regulatory approval from FINRA to continue operations as a registered broker-dealer as the successor limited liability company.

On October 1, 2012, pursuant to a Contribution and Purchase Agreement (the Agreement), Vestor Capital, LLC (a newly formed State of Delaware limited liability company), acquired substantially all of the assets of Vestor Capital Partners, LLC. Under the terms of the Agreement, Vestor Capital Securities, LLC became a wholly owned subsidiary of the newly formed Vestor Capital, LLC (the Member). The Member is a wholly owned subsidiary of Focus Operating, LLC. Pursuant to FINRA Rule 1017, a Request for Continuing Membership Application Due to a Change of Ownership was submitted and subsequently approved on March 26, 2013. The Company should continue in existence in perpetuity unless its existence is sooner terminated pursuant to the Agreement.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), conducting business as a broker. All securities transactions are carried and cleared by other broker-dealers on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers.

VESTOR CAPITAL SECURITIES, LLC
(A Delaware Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Basis of Presentation

The accompanying financial statements are presented on a non-consolidated basis and represent the financial records of Vestor Capital Securities, LLC only.

Summary of Significant Accounting Policies

A summary of significant accounting policies which have been followed by Vestor Capital Securities, LLC in preparing the accompanying financial statements is set forth below.

Accounting Policies
The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Commissions, including front-end fees received related to mutual fund transactions introduced and related clearing expenses, are recorded on a trade-date basis as securities transactions occur. 12b-1 distribution fees based on a percentage of a fund's daily net asset levels are recorded as commissions in the period to which they relate. Other commissions are recognized when earned.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all cash on hand, amounts due from banks and short-term investments to be cash equivalents.

Goodwill and Intangible Assets
Goodwill is tested at least annually for impairment, and is tested for impairment more frequently if events and circumstances (for example, financial losses and adverse business conditions) indicate that it might be impaired. A two-step impairment test is performed on goodwill. In the first step, the Company compares its fair value to the carrying value of its net assets. Fair value is determined using a discounted cash flow approach. Under this approach, management uses certain assumptions in its discounted cash flow analysis. These assumptions include but are not limited to: a risk adjusted rate that is estimated to

Summary of Significant Accounting Policies (continued)

Goodwill and Intangible Assets (continued)
be commensurate with the risk associated with the underlying cash flows, cash flow trends from prior periods, current-period cash flow, and management's expectation of future cash flow based on projections or forecasts derived from its understanding of the relevant business prospects, economic or market trends and regulatory or legislative changes which may occur.

If the Company's fair value exceeds the carrying value of its net assets, no further testing is performed. If the carrying value exceeds the fair value, then the Company performs the second step in order to determine the implied fair value of goodwill and compares it to the carrying value of goodwill for impairment loss assessment.

Amortization of intangible assets is provided using the straight-line method over a 10-year estimated useful life for customer lists and a 20-year estimated useful life for the management contract. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset.

Income Taxes
The Company has elected to be a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the Company's member. Therefore, no provision for or benefits from income taxes have been included in these financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

Deposits with Broker

The Company introduces customer transactions for clearance by another broker-dealer on a fully disclosed basis. The Company is required to maintain a deposit with its clearing broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred in 2013.

Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $50,000 or 6 2/3% of the "aggregate indebtedness", as these terms are defined. Net capital changes from day to day, but at December 31, 2013, the Company had net capital and net capital requirements of $183,106 and $50,000 respectively. The net capital rule may effectively restrict the payment of cash distributions to the member.

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

Related Party Transactions

The Company is obligated for payments to registered personnel along with various other direct expenses.

The Company has entered into an expense sharing agreement with Vestor Capital, LLC (the Member) whereby the Member has agreed to pay reasonable overhead and operating expenses and liabilities of the Company.

During the year ended December 31, 2013, the Member paid the following amounts on behalf of the Company and was reimbursed accordingly:

Management fees	$	39,501
Staff Salaries		56,202
Telephone		21,014
Stationery and office supplies		4,463

Related Party Transactions (continued)

Rent		25,646
Equipment and leasehold repairs		1,615
Quotation services		9,319
Insurance		1,160
Depreciation/equipment usage		3,393
Other expenses		6,947
	Total	$ 169,260

Intangible Assets and Goodwill

At December 31, 2013, intangible assets consist of the following:

	Gross Carrying Amount	Accumulated Amortization
Customer lists	$504,000	$63,000
Management contract	95,200	5,950
Total	$599,200	$68,950

Amortization expense for the year ended December 31, 2013 was $55,160.

Amortization expense for the years ending December 31, 2014 through 2018 is estimated to total approximately $275,800.

Goodwill is recorded in the amount of $160,901 and remains unimpaired as of December 31, 2013.

Subsequent Events

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, the company management has evaluated subsequent events through February 28, 2014 the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

SUPPLEMENTARY SCHEDULES

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Board of Managers
Vestor Capital Securities, LLC

In planning and performing our audit of the financial statements of Vestor Capital Securities, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bradford R. Dooley & Associates

Chicago, Illinois
February 28, 2014